UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 12-8-06

07043063

January 18, 2007

Ronald O. Mueller
Gibson, Dunn & Crutcher, LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/18/2007

Re: General Electric Company
Incoming letter dated December 8, 2006

Dear Mr. Mueller:

This is in response to your letter dated December 8, 2006 concerning the shareholder proposal submitted to GE by William J. Freeda. We also have received letters on the proponent's behalf dated December 19, 2006 and January 2, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
JAN 1 9 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PROCESSED
FEB 0 6 2007
THOMSON
FINANCIAL

40545

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

December 8, 2006

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareowner Proposal of William J. Freeda*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company ("GE"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareowners Meeting (collectively, the "2007 Proxy Materials") a shareowner proposal and statements in support thereof (the "Proposal") received from William J. Freeda, naming John Chevedden as his designated representative (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent's representative.

Rule 14a-8(k) provides that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of GE pursuant to Rule 14a-8(k).

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading. Alternatively, if the Staff does not concur that the Proposal may be excluded on this basis, GE requests the Staff's concurrence that the Proposal must be revised pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements in violation of Rule 14a-9.

THE PROPOSAL

The Proposal requests that:

> [T]he Board of Directors establish an independent committee to prepare a report to the shareowners that: (1) quantifies the differentials between the pay of General Electric's senior executives and the lowest paid 10% of current Company employees that are employed (a) in the U.S. and (b) in non-U.S. locations; (2) consider the costs and benefits that result from these differentials.

This reflects revisions to the Proposal submitted to correct a procedural deficiency noted to the Proponent by GE, namely that it previously consisted of two proposals. A copy of the Proposal and supporting statement is attached to this letter as <u>Exhibit A</u>, and a version of the proposal initially submitted by the Proponent and other correspondence with the Proponent is attached to this letter as <u>Exhibit B</u>. On behalf of our client, we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials for the reasons described below.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite so as To Be Inherently Misleading.

Rule 14a-8(i)(3) allows the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. The Staff has consistently taken the position that vague and indefinite shareowner proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Staff has applied this long line of precedent to shareowner proposals concerning executive compensation and regularly concurred with the exclusion of such proposals under Rule 14a-8(i)(3) where aspects of the proposals created ambiguities that resulted in the proposals being vague or indefinite. In particular, the Staff has allowed exclusion of proposals relating to executive compensation that failed to define key terms. In *General Electric Co. (Newby)* (avail. Feb. 5, 2003), for example, the Staff permitted exclusion of a proposal to require "shareholder approval for all compensation for Senior Executives and Board members, not to exceed more than 25 times the average wage of hourly working employees," which failed to define the terms "compensation" and "average wage" and provided no guidance as to what types of executive compensation would be affected. Likewise, in *General Electric Co.* (avail. Jan. 23, 2003), the Staff concurred with the exclusion under Rule 14a-8(i)(3) of a proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" where the proposal failed to define the critical term "benefit" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal.

In *Eastman Kodak Co. (Kuklo)* (avail. Mar. 3, 2003), the Staff allowed the exclusion of a proposal that would have capped executive salaries at $1 million "to include bonus, perks [and] stock options," but failed to define various terms, including "perks," and gave no indication of how options were to be valued. And in *Woodward Governor Co.* (avail. Nov. 26, 2003), the Staff agreed that exclusion was appropriate where a proposal sought to implement a "policy for compensation for the executives . . . based on stock growth," and included a specific formula for calculating that compensation, but did not specify whether it addressed all executive compensation or merely stock-based compensation. *See also International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring that a proposal was excludable under Rule 14a-8(i)(3) as impermissibly vague and indefinite where it asked that "the officers and directors responsible" for IBM's reduced dividend have "their pay reduced to the level prevailing in 1993"); *Otter Tail Corp.* (avail. Jan. 12, 2004) (concurring that a proposal requesting that future executive salary and stock option plans be changed to "limit" any benefits for either salary or stock options for five years could be excluded under Rule 14a-8(i)(3) because the language of the proposal did not address the scope and method of implementing such "limits" and, as such, was so vague that shareowners would be unable to determine either the meaning of the proposal or the consequences of its implementation); *PepsiCo, Inc.* (avail. Feb. 18, 2003) (excluding the same proposal as *Eastman Kodak* on substantially similar arguments).

Likewise, the Staff has concurred with the exclusion of proposals that requested reports to shareowners, but failed to adequately define the subject matter of such reports, as being vague or indefinite. *See, e.g., Smithfield Foods, Inc.* (avail. July 18, 2003) (proposal requesting report on "Global Reporting Initiative" that did not define initiative excluded for vagueness); *Johnson & Johnson (General Board)* (avail. Feb. 7, 2003) (proposal requesting a report relating to the company's progress in implementing the "Glass Ceiling Commission's business recommendations" excluded as being vague and indefinite); *Alcoa, Inc.* (avail. Dec. 24, 2002) (proposal calling for monitoring implementation of certain human rights standards excluded as vague and indefinite).

Here, the Proposal asks GE's Board of Directors (the "Board") to "establish an independent committee to prepare a report to shareowners that . . . quantifies the differentials between the pay of General Electric's senior executives and the lowest paid 10% of current Company employees" and "consider[s] the costs and benefits that result from these differentials." The Proposal is impermissibly vague and indefinite because it fails to define its most basic terms—i.e., "the pay of General Electric's senior executives" and the "pay" of "the lowest paid 10% of current Company employees." If shareowners and board members cannot ascertain with reasonable certainty what two things the proposed report is to compare, they plainly cannot "determine with any reasonable certainty exactly what actions or measures the proposal requires." Accordingly, there is a serious risk that the inquiry undertaken by GE's Board and the report ultimately produced "could be significantly different from the action envisioned by the shareholders voting on the proposal."

Shareowners and Board members could reasonably interpret the term "pay" to mean a multitude of things. In common parlance, the word "pay" typically refers to amounts received as salary or wages, suggesting that the relevant comparison might be between the salaries of senior executives and the wages of certain employees, as opposed to the other forms of compensation received by the respective groups, such as pension and other benefits, bonuses, stock grants and/or stock options. *See, e.g.*, Webster's Collegiate Dictionary 910 (11th ed. 2003) (defining "pay" as "something paid for a purpose and especially as a salary or wage" and listing "wage" as a synonym). Some shareowners might interpret the Proposal in this way, and thus believe that they are voting on whether to authorize this limited inquiry. Other shareowners might reasonably interpret the Proposal as encompassing all aspects of executive and employee compensation, and therefore believe that they are voting on whether to conduct a substantially different and much broader inquiry. Still others might plausibly interpret "pay" as referring only to those types of remuneration that accrue on a regular basis (excluding some bonuses and stock options), or take the form of direct monetary payments (excluding most benefits packages), or are conferred while the recipient is employed (excluding pensions). Moreover, even if the Proposal did clearly delineate the types of compensation to which it applies, it—like the proposals described above in *Eastman Kodak* and *PepsiCo, Inc.*—provides no hint as to how certain forms of non-salary compensation, such as stock options, might be valued for purposes of the study. *Compare* Regulation S-K Item 402(c)(2)(vii) (reporting options as grant-date compensation computed in accordance with FAS 123(R)) with Regulation S-K Item 402(g)(2)(iii) (reporting options as compensation computed based on an intrinsic value realized upon exercise). In short, here, as in the cases listed above, the Proposal (1) fails to define with reasonable certainty the types of compensation to which it applies, and (2) fails to provide any guidance for "quantifying" differentials between fundamentally different types of compensation.

Indeed, if anything, the Proposal is substantially *more* vague than the proposals excluded under Rule 14a-8(i)(3) in *General Electric Co.* (avail. Feb. 5, 2003) and elsewhere. In *General Electric*, as here, the proponent failed to define the specific types of compensation that would be subject to review by shareowners. But in that case, at least, the proponent used the term "all compensation" to identify the subject being reviewed. Likewise, in *Eastman Kodak*, the excluded proposal did not define the term "perks" or provide a method for valuing stock options, but it did at least list these forms of compensation as being included within its ambit. These deficiencies, while substantial, pale in comparison to those in the Proposal, which asks shareowners to cast their ballots on the basis of a single vernacular term—"pay"—with no elaboration of any kind.

The supporting statement further exacerbates the vagueness of the Proposal. The supporting statement uses the terms "pay" and "compensation" interchangeably, referring in some places to "pay differentials" and elsewhere to "disparities in compensation." Of course, a shareowner might very well ascribe a substantially broader meaning to the term "compensation" than to the term "pay." Other portions of the supporting statement, however, suggest that the Proposal is primarily concerned with a much *narrower* issue than either "pay" or "compensation." Three full paragraphs of the Proposal's supporting statement are devoted to discussion of compensation provided via one particular source: GE's Supplemental Pension Plan ("SPP"). The supporting statement discusses various features of the SPP at length—including its purported cost, tax status, and benefit levels—and asserts that the SPP contributes to "great disparities in compensation" affecting "lower-level employees far into their retirement years." This language could lead some shareowners to view the Proposal as being focused primarily, or perhaps exclusively, on remuneration via the SPP.

In summary, we believe that the Proposal is so vague and indefinite that it does not adequately inform shareowners of the report on which they are voting. Accordingly, consistent with the position taken by the Staff in *General Electric*, *Eastman Kodak*, and elsewhere, we believe that the Proposal may be excluded under Rule 14a-8(i)(3).

II. In the Alternative, GE May Exclude the Proposal's Citation to *Business Week* of June 23, 2006, Because It Is False and Misleading in Violation of Rule 14a-8(i)(3).

If the Staff does not agree that the Proposal may be excluded in its entirety, we respectfully request that the Staff concur that GE, pursuant to Rule 14a-8(i)(3), may exclude the Proposal's citation to *Business Week* of June 23, 2006, and the accompanying language in the Proposal for which that citation purportedly provides support. Rule 14a-8(i)(3) permits the exclusion or revision of a shareowner proposal or supporting statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations (including Rule 14a-9, which prohibits materially false or misleading statements). In SLB 14B, the Staff clarified its views regarding when modification or exclusion of a shareowner proposal or supporting statement is appropriate under Rules 14a-8(i)(3) and 14a-9. Specifically, modification or exclusion is appropriate when, among other things "the company demonstrates objectively that a factual statement is materially false or misleading." *See also Bob Evans Farms, Inc.* (avail. June 26, 2006); *Piper Jaffray Cos.* (avail. Feb. 24, 2006); *International Business Machines Corp.* (avail. Jan. 26, 2006).

Here, the Proposal states: "Finally, according to the 2005 Annual Report, the current unfunded liability at year-end 2005 for the SPP exceeded $3.5 billion. This unfunded liability must inevitably have a depressive impact on earnings per share at some point (Business Week, June 23, 2006)." The purported authority that the Proponent cites for this proposition does not exist. No issue of *Business Week* was published on June 23, 2006; the nearest publication date for the magazine was June 26, 2006, and nothing published in that edition supports the proposition. No online article published on *Business Week*'s website on June 23, 2006 addresses unfunded liabilities or their impact on earnings. Moreover, the quoted statement is not inherently accurate or self-evident. Accordingly, given this absence of support, the Proponent should be required to revise the supporting statement to omit the language above pursuant to Rule 14a-8(i)(3) as it is false and misleading in violation of the Commission's proxy rules.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, GE agrees to promptly forward to the Proponent's representative any response from the Staff to this no-action request that the Staff transmits by facsimile to GE only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or David M. Stuart, GE's Senior Counsel, at (203) 373-2243.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller

ROM/wbh

Enclosures

cc: David M. Stuart, General Electric Company
John Chevedden

100114754_5.DOC

EXHIBIT A

BBD

William J. Freeda
58 Ruth Court
Wantagh, New York 11793

NOV. 15, 2006
REVISION

Mr. Jeffrey Immelt
Chairman
General Electric Company (GE)
3135 Easton Turnpike
Fairfield, CT 06828
PH: 203-373-2211
FX: 203-373-3131

J. R. IMMELT

NOV 15 2006

Rule 14a-8 Proposal

Dear Mr. Immelt,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p@earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal.

Sincerely,

William J. Freeda (signature)
William J. Freeda

Oct. 5, 2006
Date

cc: Brackett B. Denniston III
Corporate Secretary
PH: 203-373-2211
FX: 203-373-3131
Thomas J. Kim
Corporate & Securities Counsel
PH: 203-373-2663
FX: 203-373-3079
FX: 203-373-2523

[Revised Rule 14a-8 Proposal, William Freeda sponsor, November 15, 2006]
[This revision relies on the advice of the November 10, 2006 General Electric letter]

Shareowner Proposal

Resolved: The Shareowners request that the Board of Directors establish an independent committee to prepare a report to shareowners that: 1) quantifies the differentials between the pay of General Electric's senior executives and the lowest paid 10% of current Company employees that are employed a) in the U.S. and b) in non-U.S. locations; 2) consider the costs and benefits that result from these differentials.

Statement of Support

While the existing pay differential between top executives and the average U.S. employee at GE may be extremely high, it is even higher for many non-U.S. employees. In our view, pay differentials of this magnitude must have the effect of lowering employee morale and productivity.

A 1992 study by Cowherd and Levine in Administrative Science Quarterly found, in addition, that pay differentials between managers and blue collar workers tend to reduce product quality. A 1988 study by Stanford professor Charles O'Reilly and others in Administrative Science Quarterly found that a disparity between the CEO's pay and that of lower level managers was associated with a higher turnover of management personnel. In addition, former Harvard University President Derek Bok has argued that the large executive pay packages can weaken organizational loyalties (The Cost of Talent, 1993).

In the mid-1980s, management guru Peter Drucker argued that no CEO should earn more than 20 times the company's lowest-paid employee. (Business Week, May 6, 2002). Drucker believed that the growing differential between CEO and worker pay would damage company cultures and employee productivity.

Finally, according to the 2005 Annual Report, the current unfunded liability at year-end 2005 for the SPP exceeded $3.5 billion. This unfunded liability must inevitably have a depressive impact on earnings per share at some point (Business Week, June 23, 2006).

GE has a Supplementary Pension Plan (SPP) to provide retirement benefits for executives that exceed IRS limitations on the benefits that can be paid from tax-qualified pension plans. We believe that the supplementary retirement benefits paid to top GE executives have undesirable costs, because they are excessive in amount, damage employee morale, and tend to depress earnings per share.

In this context, the SPP pays up to 70% of an executive's average annual compensation based on his or her highest 36 consecutive months of compensation. Moreover, the percentage of pay that is replaced is considerably higher for those in the SPP than for non-executive employees who are not. This feature has the effect of perpetuating the great disparities in compensation that now exist between the current senior executives of GE and the active lower-level employees far into their retirement years.

If you agree that it would be it prudent for the Board to produce this report and share it with shareowners, please vote YES on this proposal.

EXHIBIT B

William J. Freeda
58 Ruth Court
Wantagh, New York 11793

Mr. Jeffrey Immelt
Chairman
General Electric Company (GE)
3135 Easton Turnpike
Fairfield, CT 06828
PH: 203-373-2211
FX: 203-373-3131

Rule 14a-8 Proposal

Dear Mr. Immelt,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p@earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal.

Sincerely,

William J. Freeda — Oct. 5, 2006
William J. Freeda — Date

cc: Brackett B. Denniston III
Corporate Secretary
PH: 203-373-2211
FX: 203-373-3131
Thomas J. Kim
Corporate & Securities Counsel
PH: 203-373-2663
FX: 203-373-3079

[Rule 14a-8 Proposal, William Freeda sponsor, October 31, 2006]
Shareowner Proposal

Resolved: The Shareowners request that the Board of Directors establish an independent committee to prepare a report to shareowners that: 1) quantifies the differentials between the pay of General Electric's senior executives and the lowest paid 10% of current Company employees that are employed a) in the U.S. and b) in non-U.S. locations; 2) consider the costs and benefits that result from these differentials; and 3) evaluate whether the GE Supplementary Pension Plan ought to be modified.

Statement of Support

GE has a Supplementary Pension Plan (SPP) to provide retirement benefits for executives that exceed IRS limitations on the benefits that can be paid from tax-qualified pension plans. We believe that the supplementary retirement benefits paid to top GE executives have undesirable costs, because they are excessive in amount, damage employee morale, and tend to depress earnings per share.

In this context, the SPP pays up to 70% of an executive's average annual compensation based on his or her highest 36 consecutive months of compensation. Moreover, the percentage of pay that is replaced is considerably higher for those in the SPP than for non-executive employees who are not. This feature has the effect of perpetuating the great disparities in compensation that now exist between the current senior executives of GE and the active lower-level employees far into their retirement years.

While the existing pay differential between top executives and the average U.S. employee at GE may be extremely high, it is even higher for many non-U.S. employees. In our view, pay differentials of this magnitude must have the effect of lowering employee morale and productivity.

A 1992 study by Cowherd and Levine in Administrative Science Quarterly found, in addition, that pay differentials between managers and blue collar workers tend to reduce product quality. A 1988 study by Stanford professor Charles O'Reilly and others in Administrative Science Quarterly found that a disparity between the CEO's pay and that of lower level managers was associated with a higher turnover of management personnel. In addition, former Harvard University President Derek Bok has argued that the large executive pay packages can weaken organizational loyalties (The Cost of Talent, 1993).

In the mid-1980s, management guru Peter Drucker argued that no CEO should earn more than 20 times the company's lowest-paid employee. (Business Week, May 6, 2002). Drucker believed that the growing differential between CEO and worker pay would damage company cultures and employee productivity.

Finally, according to the 2005 Annual Report, the current unfunded liability at year-end 2005 for the SPP exceeded $3.5 billion. This unfunded liability must inevitably have a depressive impact on earnings per share at some point (Business Week, June 23, 2006).

If you agree that it would be it prudent for the Board to produce this report and share it with shareowners, please vote YES on this proposal.

David M. Stuart
Senior Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2243
F 203 373 2523
david.m.stuart@ge.com

November 10, 2006

By E-Mail (olmsted7p@earthlink.net)
Mr. William J. Freeda
C/o Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Shareowner Proposal

Dear Mr. Freeda:

We received your shareowner proposals related to preparation of a report on pay differentials and whether the GE Supplemental Pension Plan ought to be modified. This letter identifies certain procedural deficiencies in your proposals, as set forth below, that Securities and Exchange Commission (SEC) rules require us to bring to your attention within fourteen days of our receipt of your proposal.

1. Proof of Continuous Ownership

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareholder must submit sufficient proof that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date the shareholder submitted the proposal. We are sending you this letter to notify you that we have not received your required proof of ownership.

You must satisfy this requirement. Under Securities and Exchange Commission interpretations, sufficient proof of ownership may be in the form of:

- A written statement from the "record" holder of your shares (usually your broker or a bank) verifying that, at the time you submitted this proposal, you continuously held the shares for at least one year; or

- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and your written statement that you continuously held the required number of shares for the one-year period.

2. Multiple Proposals

Pursuant to Rule 14a-8(c) under the Exchange Act, a shareowner may submit no more than one proposal to a company for a particular shareowners' meeting. Your letter contains two proposals: one that addresses the differentials between the pay of GE's senior executives and the lowest paid 10% of current GE employees and a second that addresses whether modifications to GE's Supplementary Pension Plan ought to be made. You can correct this procedural deficiency by indicating which proposal you would like to submit and which proposal you would like to withdraw.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you on November 10, 2006 by e-mail as you requested. Please confirm that you have received it. If I do not hear that you have received this by e-mail, I will resend it by Federal Express.

Thank you.

Sincerely yours,

David M. Stuart

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Friday, November 10, 2006 5:53 PM
To: Stuart, David M (GE, Corporate)
Subject: Re: Freeda and Quirini Shareowner Proposals

Mr. Stuart,
I received your email today and attachments. Thank you for asking for confirmation and avoiding the expense and trouble of a FedEx.
John Chevedden

UBS

UBS Financial Services Inc.
200 Park Avenue
11th Floor; Met Life Bldg.
New York, NY 10166-0003
Tel. 212-370-8700
Toll Free 800-223-5806

www.ubs.com

November 13, 2006

To Whom It May Concern,

RE: [redacted]

This letter is to verify that William J. Freeda maintains an IRA account with UBS Financial Services, Inc. which as of 11/13/2006 includes 1,000 shares of General Electric stock. This letter also verifies that William J. Freeda has continuously owned no less than 100 shares of General Electric stock since October 1st, 2005.

Please feel free to contact me if you have any questions at 212-370-8743.

Sincerely,

Brandon M. Gioia

Brandon M. Gioia
Account Vice President
Financial Advisor

Post-it® Fax Note 7671	Date 11-13-06 # of pages ▶
To David Stuart	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 203-373-2523 -3131	Fax #

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, December 19, 2006 11:02 PM
To: CFLETTERS
Cc: David Stuart
Subject: General Electric Company (GE) Shareholder Position on Company No-Action Request

Attachments: Executive Pensions WSJ June 23 2006.pdf

Executive
ons WSJ June

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 19, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

General Electric Company (GE)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Pay Disparity Report William Freeda

Ladies and Gentlemen:

This is an initial response to the company December 8, 2006 no action request.

The rule 14a-8 proposal states:
[3]Resolved: The Shareowners request that the Board of Directors establish an independent committee to prepare a report to shareowners that: 1) quantifies the differentials between the pay of General Electric[1]s senior executives and the lowest paid 10% of current Company employees that are employed a) in the U.S. and b) in non-U.S. locations; 2) consider the costs and benefits that result from

these differentials.[2]

The company complaint about a definition of executive pay is at least ill-timed especially since all companies will soon for the first time be required to disclose a [3]lump sum figure for how much a CEO gets paid in their proxies.[2] For instance:

[3]CEO Pay Top Issue for 2007
[3]Directorship magazine (Reference: http://www.corpgov.net/news/news.html, December 2006) warns boards will be replaced by angry shareholders if they mismanage the CEO pay issue.
Here are the primary forces at work, according to the magazine:
Companies are going to have to disclose a lump sum figure for how much a CEO gets paid in their proxies, as per new requirements from the Securities and Exchange Commission. This will have a ŒEshock and awe[1] effect.[2]

The citation for, [3]This unfunded liability must inevitably have a depressive impact on earnings per share at some point (Business Week, June 23, 2006)[2] is correctly The Wall Street Journal, June 23, 2006 on page 6 of the attachment. Thus it is respectfully requested that the correct citation be included or that only the incorrect citation be omitted since the underlying text is thus supported.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
David Stuart

THE WALL STREET JOURNAL. ONLINE

June 23, 2006

PAGE ONE

Hidden Burden

As Workers' Pensions Wither, Those for Executives Flourish

Companies Run Up Big IOUs, Mostly Obscured, to Grant Bosses a Lucrative Benefit

The Billion-Dollar Liability

By ELLEN E. SCHULTZ and THEO FRANCIS
June 23, 2006; Page A1

To help explain its deep slump, **General Motors** Corp. often cites "legacy costs," including pensions for its giant U.S. work force. In its latest annual report, GM wrote: "Our extensive pension and [post-employment] obligations to retirees are a competitive disadvantage for us." Early this year, GM announced it was ending pensions for 42,000 workers.

But there's a twist to the auto maker's pension situation: The pension plans for its rank-and-file U.S. workers are overstuffed with cash, containing about $9 billion more than is needed to meet their obligations for years to come.

Managers' Portion

Executive pensions account for a significant share of the total U.S. pension obligations at many companies. Figures are for 2005, in billions.


Executive % of total
Total U.S. pension liability
12%
Exxon Mobil
$11.2
9%
Bank of America
$12.8
12%
Pfizer
$9.1
19%
Federated Dept. Stores
$3.5
9%
MetLife
58%
Aflac

Another of GM's pension programs, however, saddles the company with a liability of $1.4 billion. These pensions are for its executives.

This is the pension squeeze companies aren't talking about: Even as many reduce, freeze or eliminate pensions for workers -- complaining of the costs -- their executives are building up ever-bigger pensions, causing the companies' financial obligations for them to balloon.

Companies disclose little about any of this. But a Wall Street Journal analysis of corporate filings reveals that executive benefits are playing a large and hidden role in the declining health of America's pensions. Among the findings:

- Boosted by surging pay and rich formulas, executive pension obligations exceed $1 billion at some companies. Besides GM, they include **General**

Electric Co. (a $3.5 billion liability); **AT&T** Inc. ($1.8 billion); **Exxon Mobil** Corp. and **International Business Machines** Corp. (about $1.3 billion each); and **Bank of America** Corp. and **Pfizer** Inc. (about $1.1 billion apiece).

- Benefits for executives now account for a significant share of pension obligations in the U.S., an average of 8% at the companies above. Sometimes a company's obligation for a single executive's pension approaches $100 million.
- These liabilities are largely hidden, because corporations don't distinguish them from overall pension obligations in their federal financial filings.
- As a result, the savings that companies make by curtailing pensions for regular retirees -- which have totaled billions of dollars in recent years -- can mask a rising cost of benefits for executives.
- Executive pensions, even when they won't be paid till years from now, drag down earnings today. And they do so in a way that's disproportionate to their size, because they aren't funded with dedicated assets.

One reason executive pensions have grown so large is that they are linked to ballooning overall executive compensation. Companies often design retirement payouts to replace a percentage of what a person earns while active.

WALL STREET JOURNAL VIDEO

[1]

WSJ's Alan Murray discusses[2] executive pensions and whether working stiffs are picking up the tab for posh executive retirement benefits.

But for executives, the percentage of pay replaced is itself higher. Compensation committees often aim for a pension that replaces 60% to 100% of a top executive's compensation. It's 20% to 35% for lower-level employees.

David Dorman was chief executive of AT&T Corp. from 2002 until its merger with SBC Communications in November. He left in January. His total of five years at AT&T earned him a yearly pension of $2.1 million. That will replace 60% of his annual salary and bonus in his final three years.

By contrast, former AT&T accountant Ralph Colotti's $28,800 annual pension replaces 33% of his final pay. He was at the company for 33 years.

Mr. Colotti's pension was held down by a change AT&T made in 1998 in the formula used to calculate pensions. The switch had the effect of freezing pension growth for older workers like him. The 55-year-old now works at another company with a pension plan. "Working here another 10 years won't make up for what my old pension would have been" without AT&T's change in formula, he said.

AT&T described its retirement benefits as excellent and said a pension on the scale of Mr. Colotti's is good in the telecommunications industry. Mr. Dorman's richer deal is "reasonable, customary and comparable to what similarly sized companies offer," AT&T said. A spokeswoman noted that "in any industry, senior executives are almost always provided with enhanced levels of benefits as a way to recruit and retain the best talent and the best leadership possible to lead the company."

In percentage of pay replaced, Pfizer's chairman and CEO, Henry McKinnell, does best of all. His future $6.5 million-a-year pension will replace 100% of his current salary and bonus.

Cutting Back

Even as executives' pensions grow, many companies are curtailing those for the rank and file. In one move, hundreds of employers, including **Boeing** Co., **Xerox** Corp. and **Electronic Data Systems** Corp., have switched to pension formulas known as "cash balance" plans. One effect is to slow the growth of older workers' pensions or halt it altogether. That's what happened to Mr. Colotti at AT&T.

Other companies, including **Verizon Communications** Inc., **Unisys** Corp. and **Sears Holdings** Corp., are freezing their pension plans for some workers. A freeze leaves intact pensions already earned but prevents any further growth during a worker's career.

Some employers have added pensions for executives at about the same time as they limited those for others. **McKesson** Corp. established a special pension plan for its executives in 1995 and froze those of other workers two years later. McKesson didn't respond to requests for comment.

Allied Waste Industries Inc. froze pensions for certain salaried workers in 1999. Among those affected was Brad Green, then a safety official at a business Allied Waste had acquired. Although he never expected his pension to be big, said Mr. Green, 45, the freeze meant any future growth "was basically just wiped out with the stroke of a pen."

Four years later, Allied adopted a pension plan that covers 10 executives. It did so "to provide a competitive recruitment and retention benefit," said Allied's treasurer, Michael Burnett. He noted that the plan that was frozen had come from a company Allied acquired.

Mr. Burnett added that all employees have a 401(k), a savings plan to which they can contribute from their own earnings. Many companies, including Allied, match part of employee contributions.

Companies that restrict regular pension plans often point to the 401(k), some noting that they've enhanced their match of contributions. Unlike pension plans, 401(k) plans don't create a corporate debt or liability, since employees provide most of the assets and firms are typically free to halt any contributions of their own.

Companies generally are also free to alter, freeze or end regular employees' pension plans, unless a union contract is involved. But executive pensions often are protected from management interference by employment or other contracts.

By curtailing pensions for regular workers, large companies have reduced pension obligations to them by billions of dollars in recent years. So pension obligations to regular workers are stable or shrinking at many companies while those for executives rise. At **BellSouth** Corp., for example, the obligations for pensions for ordinary workers have edged down 3% since 2000. The liability for pensions for executives is up 89% over the same period. A BellSouth spokesman noted that, like many executive pensions, the benefit could be lost in the event the company becomes insolvent.

The promise of any pension becomes a corporate obligation. Although the payments are in the future, the promise means the company has a liability now. And a number can be put on it.

Figuring the Bill

Pfizer's promise to pay Mr. McKinnell $6.5 million a year for life in retirement equals an $83 million liability for Pfizer today, federal filings by the drug maker show. Pfizer defends Mr. McKinnell's pension as fair.

When Edward Whitacre, chairman and CEO of AT&T Inc., turns 65 in November, he'll be entitled to a pension of $5.4 million a year for life, plus an $18.8 million lump sum. For this, AT&T's liability today is $84.4 million, according to an actuarial estimate done for the Journal by Katt & Co. of Mattawan, Mich. AT&T said Mr. Whitacre's pension reflects four decades of service and 15 years of "very, very strong and visionary management" as chief of the company, which was called SBC much of that time.

Executive Pensions' Impact on Earnings

Executive pensions — Regular pensions

As AT&T Inc. shows, even when executive pensions account for only a small portion of a firm's total U.S. pension obligations...

They can account for a big share of the pension expense.


4%
46%

How some other companies stack up:

	Executive pension liability (millions)	Executive pensions as % of total pension liability	Executives as % of drag on earnings
IBM	$1,339	2.8%	26.0%
Citigroup	671	5.8	21.1
BellSouth*	637	5.1	100.0
Lucent*	422	1.3	100.0
Wells Fargo	277	6.4	21.1

*At these companies, pension plans for regular employees generate income, not expense.

Sources: WSJ research; company filings

UnitedHealth Group Inc. Chairman and CEO William McGuire will get a $5.1 million annual pension after he retires, plus a further $6.4 million at retirement. The result is a UnitedHealth liability of about $90 million, according to two actuaries. UnitedHealth declined to comment on their estimate. In the wake of recent criticism of Dr. McGuire's pay -- which includes $1.6 billion in unrealized stock-option gains as of the end of last year -- the managed-care company has capped his pension benefit, a spokeswoman said.

Pension Pyramid

Companies sometimes offer several tiers of pensions for the highly paid. The structure at IBM illustrates this.

Its chairman and CEO, Samuel Palmisano, is due a yearly pension of about $4.7 million in retirement after age 60. He's now 54. IBM's liability today for this is about $50.3 million, according to an estimate by Katt & Co.

Another IBM pension plan, which last year covered eligible executives earning $351,000 or more, had a $204 million liability at year-end, company filings show. And for a third plan covering a broader group of the well-paid, IBM had obligations totaling $1.1 billion. IBM declined to say how many are covered by these plans, saying only that it is "thousands."

To put the figures in perspective: The liability for IBM's regular U.S. pension plan, covering 254,000 workers and retirees, was $46.4 billion at the end of 2005.

An IBM spokesman described the estimate of its liability for Mr. Palmisano's pension as high but declined to provide another figure. He said Mr. Palmisano's pension from 32 years at the company will replace about 45% of his compensation, which the spokesman called below average for heads of major companies.

MORE ON EXECUTIVE PAY

- Deferring Compensation Also Creates a

A result of these trends is that executive pensions make up a significant portion of total pension liabilities at many

Company Debt to Executives[3]

companies: 12% at Exxon Mobil and Pfizer; 9% at **Metlife** Inc. and Bank of America; 19% at **Federated Department Stores** Inc.; 58% at insurer **Aflac** Inc.

At some companies, the only people who have pensions at all are executives. At **Nordstrom** Inc., the nearly 30,000 ordinary employees don't get pensions. But 45 executives do. Another retailer, **Dillard's** Inc., also provides pensions only to certain officers. Neither had any comment.

Companies' retirement liabilities for their executives have also grown through another little-noticed trend: Over recent years, an increasing portion of executives' pay has been postponed, via pension and deferred-compensation plans, rather than given in current paychecks. (See adjoining article[4].)

Out of Sight

Even if a company's liability for executives' pensions totals hundreds of millions of dollars, its employees and shareholders may never know. Companies don't have to report this obligation separately in federal financial filings. A few specify it in a footnote, and some provide clues that make it possible to derive the figure.

The minimal disclosure dates from the late 1980s, when companies first were required to report pension liabilities but were allowed to aggregate all of them. At the time, distinguishing executive pensions was less of an issue because they were smaller. When they ballooned along with executive pay in the 1990s and 2000s, the rules didn't change. Most employers have continued to blend pension figures together. Wall Street Journal publisher **Dow Jones** & Co. said it hasn't broken out executive-pension figures but will "re-examine whether to do so going forward."

When they do mention executive pensions in filings, companies often use terms that only pension-industry insiders would recognize. **Time Warner** Inc.'s filings include -- as part of a category called "other, primarily general and administrative obligations" -- a footnote reference to "unfunded defined benefit pension plans." Those are executive pensions.

Lumping pensions together can also give a false impression of the security of ordinary workers' plan. Someone browsing Time Warner's filings might think its pensions for regular employees were underfunded by 7%. This impression would be illusory. The pension plan for regular Time Warner employees has more assets set aside in it than the plan needs to pay benefits well into the future. The shortfall is due entirely to a plan for highly paid employees. That one has a $305 million unfunded liability.

A spokeswoman for Time Warner said the company's elite pensions cover more than just a small number of top executives but declined to say how many. She said Time Warner goes "to great lengths to make complex information accessible to the average investor."

A Debt and Its Cost

Perhaps the most significant effect of the limited disclosure is to make it difficult, or impossible, to evaluate company statements about their retirement burdens and the need to cut benefits. To see this, it's necessary to understand a bit about how pensions are accounted for.

Pension plans, whether for executives or for others, are obligations to pay. In other words, they're debts. And like any debt, they have what amounts to a carrying cost. That carrying cost is part of a company's pension expense.

In the case of pensions for regular employees, the expense is partly or wholly offset by investment returns on money the company set aside in the pension plan when it "funded" it.

Executive pension plans are different. They're normally left unfunded. They have no assets set aside in them. That means there is no investment income to blunt the expense. The result is that obligations for executive pensions create far more expense for an employer, dollar-for-dollar, than pensions for regular workers.

A company's pension expense is something it has to subtract from its earnings each quarter. The cost of executive pensions, having no investment income to cushion it, hits the bottom line with full force.

An Outsize Impact

In Pfizer's overall U.S. pension obligation of about $9 billion, executive pensions account for about one dollar in eight. Yet the pension expense they generate is proportionately far larger -- equal to more than half as much as that from pensions for regular employees and retirees, who are much more numerous. The executive plans cover 4,200 people. The regular plans cover more than 100,000. Pfizer had no comment on this.

At AT&T Inc., the pension liability for executives was a modest 3.8% of the company's total pension obligation at the end of last year. Yet these promises to 1,000 or so highly paid people generated more than 45% of AT&T's pension expense. The expense for them came to $113 million last year, and reduced AT&T's 2005 earnings by that amount.

The other 55% of pension expense? It covered 189,000 regular employees.

AT&T's controller, John Stephens, confirmed that executive pensions cause a bigger drag on earnings, per dollar of liability, than pensions for others. He added that AT&T, like some other companies, has informally earmarked an undisclosed amount of assets for paying executive pensions in the future. But while these assets earn investment returns, they don't lower pension expense, because the assets aren't irrevocably dedicated to this purpose. The executive pension plan, in other words, isn't funded.

Why don't companies just fund executive pensions? Chalk it up to taxes. Contributions that companies make to regular pension plans are tax-deductible and grow tax-free. Congress set that rule to encourage employers to provide pensions for the rank and file. But a company that contributes assets to an executive pension plan gets no tax break. In fact, there's a tax penalty: Money contributed to such a plan is considered current compensation to the executives, and they owe personal taxes for it.

There's often another reason executive pensions are more costly. The expense of regular pensions can be offset not just by investment returns on the assets but also by gains that result when companies cut benefits.

Cutting a benefit naturally cancels part of an employer's liability. Under accounting rules, a canceled liability equates to a gain. That gain reduces pension expense from the regular workers' plan. So thanks both to investment returns and to gains from cutting benefits, regular pension plans are less costly than those for executives.

Whose Expense?

These accounting effects may sound technical but they matter, because companies that curtail ordinary workers' benefits often cite their pension "costs" or "expense" as the reason.

In January, IBM said it will freeze the pensions of all U.S. employees and executives. The move reduced its pension liability by $775 million. IBM cited pension costs, volatility, and unpredictability. It didn't mention that a quarter of its U.S. pension expense last year resulted from pensions for several thousand of its highest-paid people.

The numbers: $134 million of pension expense was for the well-paid; $381 million was for all active and retired employees, more than a quarter of a million people. An IBM spokesman confirmed the numbers but said the expense for its executive plans came to only about 1% of pretax earnings from continuing operations.

Lucent Technologies Inc. has pointed to retiree benefits as a burden and has cut benefits in a number of ways. For instance, for various retirees in recent years, Lucent has used a less-generous pension formula; eliminated dental and spousal medical coverage and death benefits; and raised retiree health-insurance premiums. In a recent filing, the Murray Hill, N.J., telecom-equipment firm said, "Lucent's pension and postretirement benefits plans are large...and also costly."

Yet the pension plans for regular Lucent employees and retirees, who number about 230,000, are overfunded. In fact, they're so full of cash that the investment return on their assets not only erases the pension plan's expense – it adds to earnings. In the fiscal year ended last Sept. 30, these pension-plan assets pumped $973 million into Lucent's bottom line, accounting for about 82% of the company's profit.

They would have pumped in still more, save for an unfunded pension plan for Lucent's highest-paid people, which had a liability of approximately $422 million last year. Lucent confirmed that pensions for its executives and those earning more than $210,000 in 2005 reduced net income. It declined to say by how much. A spokeswoman said Lucent follows U.S. pension accounting and disclosure rules and that if the expense for retiree medical plans were subtracted, its overall retirement benefits contributed $718 million to income.

GM's Retirees

When General Motors cites retiree costs, the giant auto maker has a point: It owed nearly 700,000 U.S. workers and retirees pensions that totaled $87.8 billion at the end of last year.

But $95.3 billion had already been set aside to pay those benefits when due.

All of these assets are earning investment returns, which offset the pensions' expense. GM lost $10.6 billion in 2005. But deep as its losses have been, they would have been far worse without the more than $10 billion per year in investment income that the GM pension plan for the rank and file generates.

The pension plan for GM executives is another matter. Unfunded to the tune of $1.4 billion, it detracts from GM's bottom line each year.

Just how much is a mystery, because GM doesn't break out the figure. It said executive pensions are "a very small portion of our overall expense" but declined to give the figure.

Earlier this year, GM announced it would freeze the pensions of its 42,000 salaried workers starting next January, as well as of those 5,200 highly paid employees. The freeze of the executive pensions will cut GM's pension liability by $60 million, while its freeze of salaried workers will yield a far bigger reduction, $1.6 billion.

A spokeswoman for GM said its concerns about its pension plans have eased, though the company remains concerned about retiree health-care costs. With the pension freeze and improved returns on its pension assets, including billions of dollars GM has contributed to the plans in recent years, "I would say pension really is not a problem any more," the spokeswoman said. She said that GM has no fixed obligation to pay the executive benefits and could renege at any time, although she called such a move unlikely.

GM has often said its U.S. pension plans added about $800 to the cost of each car made in the U.S. in 2004. It declines to say how much was due to executive pensions.

Write to Ellen E. Schultz at ellen.schultz@wsj.com[5] and Theo Francis at theo.francis@wsj.com[6]

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[redacted]

From: CFLETTERS
Sent: Wednesday, January 03, 2007 8:47 AM
To: [redacted]
Cc: [redacted]
Subject: FW: General Electric Company (GE) # 2 Shareholder Position on Company No-Action Request (William Freeda)

Follow Up Flag: [redacted]
Flag Status: [redacted]

Attachments: Executive Pensions WSJ June 23 2006.pdf

Executive
sions WSJ June 2

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, January 03, 2007 12:14 AM
To: CFLETTERS
Cc: David Stuart
Subject: General Electric Company (GE) # 2 Shareholder Position on Company No-Action Request (William Freeda)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 2, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

General Electric Company (GE)
2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Pay Disparity Report William Freeda

Ladies and Gentlemen:

This is an additional response to the company December 8, 2006 no action request.

The rule 14a-8 proposal states:
³Resolved: The Shareowners request that the Board of Directors establish an independent committee to prepare a report to shareowners that: 1) quantifies the differentials between the pay of General Electric¹s senior executives and the lowest paid 10% of current Company employees that are employed a) in the U.S. and b) in non-U.S. locations; 2) consider the costs and benefits that result from these differentials.²

The company complaint about a definition of executive pay is at least ill-timed especially since all companies will soon for the first time be required to disclose a ³lump sum figure for how much a CEO gets paid in their proxies.² For instance:

According to The New York Times, December 29, 2006 Š ³The [executive compensation] disclosure plan adopted by the Securities and Exchange Commission in July [2006] was a major step forward. The most important features called for better reporting of retirement benefits and perks < the areas with the least disclosure under the old rules and, by no coincidence, the areas where the most creative ways of hiding compensation had been developed.

³The plan included a carefully thought out summary table, of which the commission¹s chairman, Christopher Cox, was proud. ŒThere will now be one bottom line number, including all options, for an executive¹s total compensation, and that number will be comparable from company to company,¹ he said then.²

Additionally ³Companies are going to have to disclose a lump sum figure for how much a CEO gets paid,² according to ³CEO Pay Top Issue for 2007² Š ³Directorship magazine (Reference: http://www.corpgov.net/news/news.html, December 2006) warns boards will be replaced by angry shareholders if they mismanage the CEO pay issue.
Here are the primary forces at work, according to the magazine:
Companies are going to have to disclose a lump sum figure for how much a CEO gets paid in their proxies, as per new requirements from the Securities and Exchange Commission. This will have a Œshock and awe¹ effect.²

The citation for, ³This unfunded liability must inevitably have a depressive impact on earnings per share at some point (Business Week, June 23, 2006) ² is correctly The Wall Street Journal, June 23, 2006 on page 6 of the attachment. Thus it is respectfully requested that the correct citation be included or that only the incorrect citation be omitted since the underlying text is thus supported.

For mutual convenience this response is sent to the company in non-PDF format. It is respectfully requested that if the company, or its representative, has any further correspondence with the Office of Chief Counsel in this matter, that this correspondence likewise be emailed to the undersigned in non-PDF format.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Freeda
David Stuart <david.stuart@corporate.ge.com>

THE WALL STREET JOURNAL. ONLINE

June 23, 2006

PAGE ONE

Hidden Burden

As Workers' Pensions Wither, Those for Executives Flourish

Companies Run Up Big IOUs, Mostly Obscured, to Grant Bosses a Lucrative Benefit

The Billion-Dollar Liability

By ELLEN E. SCHULTZ and THEO FRANCIS
June 23, 2006; Page A1

To help explain its deep slump, **General Motors** Corp. often cites "legacy costs," including pensions for its giant U.S. work force. In its latest annual report, GM wrote: "Our extensive pension and [post-employment] obligations to retirees are a competitive disadvantage for us." Early this year, GM announced it was ending pensions for 42,000 workers.

But there's a twist to the auto maker's pension situation: The pension plans for its rank-and-file U.S. workers are overstuffed with cash, containing about $9 billion more than is needed to meet their obligations for years to come.

Managers' Portion

Executive pensions account for a significant share of the total U.S. pension obligations at many companies. Figures are for 2005, in billions.


Executive % of total
Total U.S. pension liability
12%
Exxon Mobil
$11.2
9%
Bank of America
$12.8
12%
Pfizer
$9.1
19%
Federated Dept. Stores
$3.5
9%
MetLife
58%
Aflac

Another of GM's pension programs, however, saddles the company with a liability of $1.4 billion. These pensions are for its executives.

This is the pension squeeze companies aren't talking about: Even as many reduce, freeze or eliminate pensions for workers -- complaining of the costs -- their executives are building up ever-bigger pensions, causing the companies' financial obligations for them to balloon.

Companies disclose little about any of this. But a Wall Street Journal analysis of corporate filings reveals that executive benefits are playing a large and hidden role in the declining health of America's pensions. Among the findings:

• Boosted by surging pay and rich formulas, executive pension obligations exceed $1 billion at some companies. Besides GM, they include **General**

Electric Co. (a $3.5 billion liability); **AT&T** Inc. ($1.8 billion); **Exxon Mobil** Corp. and **International Business Machines** Corp. (about $1.3 billion each); and **Bank of America** Corp. and **Pfizer** Inc. (about $1.1 billion apiece).

• Benefits for executives now account for a significant share of pension obligations in the U.S., an average of 8% at the companies above. Sometimes a company's obligation for a single executive's pension approaches $100 million.

• These liabilities are largely hidden, because corporations don't distinguish them from overall pension obligations in their federal financial filings.

• As a result, the savings that companies make by curtailing pensions for regular retirees -- which have totaled billions of dollars in recent years -- can mask a rising cost of benefits for executives.

• Executive pensions, even when they won't be paid till years from now, drag down earnings today. And they do so in a way that's disproportionate to their size, because they aren't funded with dedicated assets.

One reason executive pensions have grown so large is that they are linked to ballooning overall executive compensation. Companies often design retirement payouts to replace a percentage of what a person earns while active.

WALL STREET JOURNAL VIDEO

[1]

WSJ's Alan Murray discusses[2] executive pensions and whether working stiffs are picking up the tab for posh executive retirement benefits.

But for executives, the percentage of pay replaced is itself higher. Compensation committees often aim for a pension that replaces 60% to 100% of a top executive's compensation. It's 20% to 35% for lower-level employees.

David Dorman was chief executive of AT&T Corp. from 2002 until its merger with SBC Communications in November. He left in January. His total of five years at AT&T earned him a yearly pension of $2.1 million. That will replace 60% of his annual salary and bonus in his final three years.

By contrast, former AT&T accountant Ralph Colotti's $28,800 annual pension replaces 33% of his final pay. He was at the company for 33 years.

Mr. Colotti's pension was held down by a change AT&T made in 1998 in the formula used to calculate pensions. The switch had the effect of freezing pension growth for older workers like him. The 55-year-old now works at another company with a pension plan. "Working here another 10 years won't make up for what my old pension would have been" without AT&T's change in formula, he said.

AT&T described its retirement benefits as excellent and said a pension on the scale of Mr. Colotti's is good in the telecommunications industry. Mr. Dorman's richer deal is "reasonable, customary and comparable to what similarly sized companies offer," AT&T said. A spokeswoman noted that "in any industry, senior executives are almost always provided with enhanced levels of benefits as a way to recruit and retain the best talent and the best leadership possible to lead the company."

In percentage of pay replaced, Pfizer's chairman and CEO, Henry McKinnell, does best of all. His future $6.5 million-a-year pension will replace 100% of his current salary and bonus.

Cutting Back

Even as executives' pensions grow, many companies are curtailing those for the rank and file. In one move, hundreds of employers, including **Boeing** Co., **Xerox** Corp. and **Electronic Data Systems** Corp., have switched to pension formulas known as "cash balance" plans. One effect is to slow the growth of older workers' pensions or halt it altogether. That's what happened to Mr. Colotti at AT&T.

Other companies, including **Verizon Communications** Inc., **Unisys** Corp. and **Sears Holdings** Corp., are freezing their pension plans for some workers. A freeze leaves intact pensions already earned but prevents any further growth during a worker's career.

Some employers have added pensions for executives at about the same time as they limited those for others. **McKesson** Corp. established a special pension plan for its executives in 1995 and froze those of other workers two years later. McKesson didn't respond to requests for comment.

Allied Waste Industries Inc. froze pensions for certain salaried workers in 1999. Among those affected was Brad Green, then a safety official at a business Allied Waste had acquired. Although he never expected his pension to be big, said Mr. Green, 45, the freeze meant any future growth "was basically just wiped out with the stroke of a pen."

Four years later, Allied adopted a pension plan that covers 10 executives. It did so "to provide a competitive recruitment and retention benefit," said Allied's treasurer, Michael Burnett. He noted that the plan that was frozen had come from a company Allied acquired.

Mr. Burnett added that all employees have a 401(k), a savings plan to which they can contribute from their own earnings. Many companies, including Allied, match part of employee contributions.

Companies that restrict regular pension plans often point to the 401(k), some noting that they've enhanced their match of contributions. Unlike pension plans, 401(k) plans don't create a corporate debt or liability, since employees provide most of the assets and firms are typically free to halt any contributions of their own.

Companies generally are also free to alter, freeze or end regular employees' pension plans, unless a union contract is involved. But executive pensions often are protected from management interference by employment or other contracts.

By curtailing pensions for regular workers, large companies have reduced pension obligations to them by billions of dollars in recent years. So pension obligations to regular workers are stable or shrinking at many companies while those for executives rise. At **BellSouth** Corp., for example, the obligations for pensions for ordinary workers have edged down 3% since 2000. The liability for pensions for executives is up 89% over the same period. A BellSouth spokesman noted that, like many executive pensions, the benefit could be lost in the event the company becomes insolvent.

The promise of any pension becomes a corporate obligation. Although the payments are in the future, the promise means the company has a liability now. And a number can be put on it.

Figuring the Bill

Pfizer's promise to pay Mr. McKinnell $6.5 million a year for life in retirement equals an $83 million liability for Pfizer today, federal filings by the drug maker show. Pfizer defends Mr. McKinnell's pension as fair.

When Edward Whitacre, chairman and CEO of AT&T Inc., turns 65 in November, he'll be entitled to a pension of $5.4 million a year for life, plus an $18.8 million lump sum. For this, AT&T's liability today is $84.4 million, according to an actuarial estimate done for the Journal by Katt & Co. of Mattawan, Mich. AT&T said Mr. Whitacre's pension reflects four decades of service and 15 years of "very, very strong and visionary management" as chief of the company, which was called SBC much of that time.

Executive Pensions' Impact on Earnings

Executive pensions — — Regular pensions

As AT&T Inc. shows, even when executive pensions account for only a small portion of a firm's total U.S. pension obligations...

They can account for a big share of the pension expense.


4%
46%

How some other companies stack up:

	Executive pension liability (millions)	Executive pensions as % of total pension liability	Executives as % of drag on earnings
IBM	$1,339	2.8%	26.0%
Citigroup	671	5.8	21.1
BellSouth*	637	5.1	100.0
Lucent*	422	1.3	100.0
Wells Fargo	277	6.4	21.1

*At these companies, pension plans for regular employees generate income, not expense.

Sources: WSJ research; company filings

UnitedHealth Group Inc. Chairman and CEO William McGuire will get a $5.1 million annual pension after he retires, plus a further $6.4 million at retirement. The result is a UnitedHealth liability of about $90 million, according to two actuaries. UnitedHealth declined to comment on their estimate. In the wake of recent criticism of Dr. McGuire's pay -- which includes $1.6 billion in unrealized stock-option gains as of the end of last year -- the managed-care company has capped his pension benefit, a spokeswoman said.

Pension Pyramid

Companies sometimes offer several tiers of pensions for the highly paid. The structure at IBM illustrates this.

Its chairman and CEO, Samuel Palmisano, is due a yearly pension of about $4.7 million in retirement after age 60. He's now 54. IBM's liability today for this is about $50.3 million, according to an estimate by Katt & Co.

Another IBM pension plan, which last year covered eligible executives earning $351,000 or more, had a $204 million liability at year-end, company filings show. And for a third plan covering a broader group of the well-paid, IBM had obligations totaling $1.1 billion. IBM declined to say how many are covered by these plans, saying only that it is "thousands."

To put the figures in perspective: The liability for IBM's regular U.S. pension plan, covering 254,000 workers and retirees, was $46.4 billion at the end of 2005.

An IBM spokesman described the estimate of its liability for Mr. Palmisano's pension as high but declined to provide another figure. He said Mr. Palmisano's pension from 32 years at the company will replace about 45% of his compensation, which the spokesman called below average for heads of major companies.

MORE ON EXECUTIVE PAY

• Deferring Compensation Also Creates a

A result of these trends is that executive pensions make up a significant portion of total pension liabilities at many

Company Debt to Executives[3]

companies: 12% at Exxon Mobil and Pfizer; 9% at **Metlife** Inc. and Bank of America; 19% at **Federated Department Stores** Inc.; 58% at insurer **Aflac** Inc.

At some companies, the only people who have pensions at all are executives. At **Nordstrom** Inc., the nearly 30,000 ordinary employees don't get pensions. But 45 executives do. Another retailer, **Dillard's** Inc., also provides pensions only to certain officers. Neither had any comment.

Companies' retirement liabilities for their executives have also grown through another little-noticed trend: Over recent years, an increasing portion of executives' pay has been postponed, via pension and deferred-compensation plans, rather than given in current paychecks. (See adjoining article[4].)

Out of Sight

Even if a company's liability for executives' pensions totals hundreds of millions of dollars, its employees and shareholders may never know. Companies don't have to report this obligation separately in federal financial filings. A few specify it in a footnote, and some provide clues that make it possible to derive the figure.

The minimal disclosure dates from the late 1980s, when companies first were required to report pension liabilities but were allowed to aggregate all of them. At the time, distinguishing executive pensions was less of an issue because they were smaller. When they ballooned along with executive pay in the 1990s and 2000s, the rules didn't change. Most employers have continued to blend pension figures together. Wall Street Journal publisher **Dow Jones** & Co. said it hasn't broken out executive-pension figures but will "re-examine whether to do so going forward."

When they do mention executive pensions in filings, companies often use terms that only pension-industry insiders would recognize. **Time Warner** Inc.'s filings include -- as part of a category called "other, primarily general and administrative obligations" -- a footnote reference to "unfunded defined benefit pension plans." Those are executive pensions.

Lumping pensions together can also give a false impression of the security of ordinary workers' plan. Someone browsing Time Warner's filings might think its pensions for regular employees were underfunded by 7%. This impression would be illusory. The pension plan for regular Time Warner employees has more assets set aside in it than the plan needs to pay benefits well into the future. The shortfall is due entirely to a plan for highly paid employees. That one has a $305 million unfunded liability.

A spokeswoman for Time Warner said the company's elite pensions cover more than just a small number of top executives but declined to say how many. She said Time Warner goes "to great lengths to make complex information accessible to the average investor."

A Debt and Its Cost

Perhaps the most significant effect of the limited disclosure is to make it difficult, or impossible, to evaluate company statements about their retirement burdens and the need to cut benefits. To see this, it's necessary to understand a bit about how pensions are accounted for.

Pension plans, whether for executives or for others, are obligations to pay. In other words, they're debts. And like any debt, they have what amounts to a carrying cost. That carrying cost is part of a company's pension expense.

In the case of pensions for regular employees, the expense is partly or wholly offset by investment returns on money the company set aside in the pension plan when it "funded" it.

Executive pension plans are different. They're normally left unfunded. They have no assets set aside in them. That means there is no investment income to blunt the expense. The result is that obligations for executive pensions create far more expense for an employer, dollar-for-dollar, than pensions for regular workers.

A company's pension expense is something it has to subtract from its earnings each quarter. The cost of executive pensions, having no investment income to cushion it, hits the bottom line with full force.

An Outsize Impact

In Pfizer's overall U.S. pension obligation of about $9 billion, executive pensions account for about one dollar in eight. Yet the pension expense they generate is proportionately far larger -- equal to more than half as much as that from pensions for regular employees and retirees, who are much more numerous. The executive plans cover 4,200 people. The regular plans cover more than 100,000. Pfizer had no comment on this.

At AT&T Inc., the pension liability for executives was a modest 3.8% of the company's total pension obligation at the end of last year. Yet these promises to 1,000 or so highly paid people generated more than 45% of AT&T's pension expense. The expense for them came to $113 million last year, and reduced AT&T's 2005 earnings by that amount.

The other 55% of pension expense? It covered 189,000 regular employees.

AT&T's controller, John Stephens, confirmed that executive pensions cause a bigger drag on earnings, per dollar of liability, than pensions for others. He added that AT&T, like some other companies, has informally earmarked an undisclosed amount of assets for paying executive pensions in the future. But while these assets earn investment returns, they don't lower pension expense, because the assets aren't irrevocably dedicated to this purpose. The executive pension plan, in other words, isn't funded.

Why don't companies just fund executive pensions? Chalk it up to taxes. Contributions that companies make to regular pension plans are tax-deductible and grow tax-free. Congress set that rule to encourage employers to provide pensions for the rank and file. But a company that contributes assets to an executive pension plan gets no tax break. In fact, there's a tax penalty: Money contributed to such a plan is considered current compensation to the executives, and they owe personal taxes for it.

There's often another reason executive pensions are more costly. The expense of regular pensions can be offset not just by investment returns on the assets but also by gains that result when companies cut benefits.

Cutting a benefit naturally cancels part of an employer's liability. Under accounting rules, a canceled liability equates to a gain. That gain reduces pension expense from the regular workers' plan. So thanks both to investment returns and to gains from cutting benefits, regular pension plans are less costly than those for executives.

Whose Expense?

These accounting effects may sound technical but they matter, because companies that curtail ordinary workers' benefits often cite their pension "costs" or "expense" as the reason.

In January, IBM said it will freeze the pensions of all U.S. employees and executives. The move reduced its pension liability by $775 million. IBM cited pension costs, volatility, and unpredictability. It didn't mention that a quarter of its U.S. pension expense last year resulted from pensions for several thousand of its highest-paid people.

The numbers: $134 million of pension expense was for the well-paid; $381 million was for all active and retired employees, more than a quarter of a million people. An IBM spokesman confirmed the numbers but said the expense for its executive plans came to only about 1% of pretax earnings from continuing operations.

Lucent Technologies Inc. has pointed to retiree benefits as a burden and has cut benefits in a number of ways. For instance, for various retirees in recent years, Lucent has used a less-generous pension formula; eliminated dental and spousal medical coverage and death benefits; and raised retiree health-insurance premiums. In a recent filing, the Murray Hill, N.J., telecom-equipment firm said, "Lucent's pension and postretirement benefits plans are large...and also costly."

Yet the pension plans for regular Lucent employees and retirees, who number about 230,000, are overfunded. In fact, they're so full of cash that the investment return on their assets not only erases the pension plan's expense -- it adds to earnings. In the fiscal year ended last Sept. 30, these pension-plan assets pumped $973 million into Lucent's bottom line, accounting for about 82% of the company's profit.

They would have pumped in still more, save for an unfunded pension plan for Lucent's highest-paid people, which had a liability of approximately $422 million last year. Lucent confirmed that pensions for its executives and those earning more than $210,000 in 2005 reduced net income. It declined to say by how much. A spokeswoman said Lucent follows U.S. pension accounting and disclosure rules and that if the expense for retiree medical plans were subtracted, its overall retirement benefits contributed $718 million to income.

GM's Retirees

When General Motors cites retiree costs, the giant auto maker has a point: It owed nearly 700,000 U.S. workers and retirees pensions that totaled $87.8 billion at the end of last year.

But $95.3 billion had already been set aside to pay those benefits when due.

All of these assets are earning investment returns, which offset the pensions' expense. GM lost $10.6 billion in 2005. But deep as its losses have been, they would have been far worse without the more than $10 billion per year in investment income that the GM pension plan for the rank and file generates.

The pension plan for GM executives is another matter. Unfunded to the tune of $1.4 billion, it detracts from GM's bottom line each year.

Just how much is a mystery, because GM doesn't break out the figure. It said executive pensions are "a very small portion of our overall expense" but declined to give the figure.

Earlier this year, GM announced it would freeze the pensions of its 42,000 salaried workers starting next January, as well as of those 5,200 highly paid employees. The freeze of the executive pensions will cut GM's pension liability by $60 million, while its freeze of salaried workers will yield a far bigger reduction, $1.6 billion.

A spokeswoman for GM said its concerns about its pension plans have eased, though the company remains concerned about retiree health-care costs. With the pension freeze and improved returns on its pension assets, including billions of dollars GM has contributed to the plans in recent years, "I would say pension really is not a problem any more," the spokeswoman said. She said that GM has no fixed obligation to pay the executive benefits and could renege at any time, although she called such a move unlikely.

GM has often said its U.S. pension plans added about $800 to the cost of each car made in the U.S. in 2004. It declines to say how much was due to executive pensions.

Write to Ellen E. Schultz at ellen.schultz@wsj.com[5] and Theo Francis at theo.francis@wsj.com[6]

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 18, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 8, 2006

The proposal requests that the board establish an independent committee to prepare a report that quantifies the differentials between the pay of GE's senior executives and the lowest paid 10% of its employees in the U.S. and non-U.S. locations, considers the costs and benefits that result from these differentials, and evaluates whether GE's Supplementary Pension Plan should be modified.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Greg Belliston

Greg Belliston
Attorney-Adviser

END